SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

NOTICE TO THE MARKET

TIM has achieved its objective to participate of the auction for the 700 MHz band for the use of 4G technology, in line with its strategy of expanding the mobile broadband service in the country. We left the auction holding the “Block 2”, with nationwide coverage, investing the sum of R$ 1,947.5 million in the acquisition, with a premium of 1% over the minimum price established.

"The frequency of 700 MHz is very important to expand the mobile data network in the country, offering customers an even better quality of navigation in the fourth generation," said Rodrigo Abreu, TIM Brasil’s CEO.

TIM currently holds the 2nd position in the 4G market, with 30.27% of market share and over 1.1 million users. The carrier covers 30.2% of the population, serving 45 counties. Since the initial deployment of the technology in Brazil, TIM was the first operator to provide fourth generation connection to customers without the need for hiring new plans, without price increase or additional charges.

"We are very pleased with the result. Now, we will work focused on the anticipation of schedule, allowing the release of the spectrum as soon as possible, understanding that this is an unique opportunity for digital modernization of Brazil, boosting both development of mobile broadband and the universalization of digital TV," points Rodrigo Abreu.

It is worth mentioning the advantage of the 700 MHz band with a much larger penetration than the 2,500 MHz band that is currently being used for the 4G service. Additionally, the “Block 2”, which TIM has acquired, shows potential for economy of scale regarding equipment, relying also on the synergy of the APT blocks and European digital dividend. The graph below shows this efficiency:

Rio de Janeiro, September 30, 2014.

Rogerio Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 30, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.